UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2013, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on May 15, 2014 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F. In this document, “PEMEX” refers to Petróleos Mexicanos, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies listed in Note 3(a) to the 2013 audited consolidated financial statements included in the Form 20-F. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated January 31, 2014, relating to its U.S. $42,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On January 9, 2015, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 14.5765 = U.S. $1.00.

Business Overview

Production

On January 12, 2015, the weighted average price of the crude oil exported by PEMEX was U.S. $38.11 per barrel, a decrease of 56.5% as compared to the average price as of September 30, 2014, which was U.S. $87.51 per barrel.

Liquidity and Capital Resources

Payment to the Federal Government of Mexico

In December 2014, Petróleos Mexicanos made a payment to the federal government of the United Mexican States (which we refer to as the Mexican Government), which was partially offset by a capital contribution by the Mexican Government to Petróleos Mexicanos, for a net amount of Ps. 50 billion. This payment was made pursuant to a request by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or the SHCP), in accordance with Article 6 of the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014 (Federal Revenue Law for 2014, or the 2014 Revenue Law), Article 26 of the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability) and the fourteenth transitional article of the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law). This payment was recognized as a Ps. 50 billion net decrease in Mexican Government contributions to Petróleos Mexicanos.

Recent Financing Activities

During the period from December 6, 2014 to January 5, 2015, Petróleos Mexicanos participated in the following financing activities:

•	On December 15, 2014, Petróleos Mexicanos obtained a loan for Ps. 3,500,000,000 bearing interest at a floating rate, which matures on March 17, 2015.

•	On December 18, 2014, Petróleos Mexicanos obtained a loan for Ps. 10,000,000,000 bearing interest at a floating rate, which matures on January 2, 2025.

•	On December 19, 2014, Petróleos Mexicanos obtained a loan for Ps. 10,000,000,000 bearing interest at a floating rate, which matures on March 19, 2025.

•	On December 19, 2014, Petróleos Mexicanos borrowed U.S. $700,000,000 from its credit facility dated as of December 17, 2014 with Crédit Agricole CIB, which is due on June 19, 2015.

During the period from December 6, 2014 to January 5, 2015, P.M.I. Holdings, B.V. obtained U.S. $690,000,000 from its revolving credit line and repaid U.S. $1,580,000,000.

United Mexican States

The information in this section with regard to the United Mexican States (which we refer to as Mexico) has been included due to Petróleos Mexicanos’ and the subsidiary entities’ relationship with the Mexican Government and has been reviewed by the SHCP.

The Economy

Gross Domestic Product

The following tables set forth the composition of Mexico’s real gross domestic product (GDP) by economic sector, in constant 2008 pesos and in percentage terms, for the periods indicated.

	Real GDP by Sector
	2009	2010	2011(1)	2012(1)	2013(1)	First nine months of 2014(1)
	(in billions of constant pesos)(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps. 383.2	Ps. 386.1	Ps. 377.2	Ps. 405.3	Ps. 409.1	Ps. 394.7
Secondary Activities:
Mining	1,012.1	1,021.0	1,017.2	1,026.4	1,025.4	1,007.7
Utilities	255.8	267.4	286.0	292.1	293.6	295.2
Construction	968.2	975.5	1,015.1	1,040.0	990.3	974.9
Manufacturing	1,857.9	2,016.7	2,109.3	2,194.3	2,218.4	2,287.4
Tertiary activities:
Wholesale and retail trade	1,563.5	1,749.0	1,919.1	2,010.6	2,057.4	2,084.9
Transportation and warehousing	650.0	700.1	728.4	758.0	777.5	784.2
Information	352.0	355.3	371.1	431.6	453.1	459.2
Finance and insurance	403.9	488.6	523.3	563.4	618.6	617.6
Real estate, rental and leasing	1,464.0	1,504.5	1,548.5	1,587.2	1,603.1	1,631.8
Professional, scientific and technical services	274.5	274.2	288.3	291.4	294.8	286.6
Management of companies and enterprises	68.2	71.8	74.4	80.8	79.4	82.5
Administrative and support and waste management and remediation services	370.8	373.4	395.7	412.9	430.7	425.0
Education services	473.0	473.9	481.3	492.0	495.9	497.7
Health care and social assistance	255.2	254.9	260.3	265.9	272.5	274.1
Arts, entertainment and recreation	55.0	57.3	56.9	58.5	60.6	58.0
Accommodation and food services	251.1	255.9	259.8	273.9	279.0	283.9
Other services (except public administration)	254.1	256.7	261.5	270.0	274.9	276.9
Public administration	467.4	478.8	472.1	489.5	488.8	495.6

Gross value added at basic values	11,379.9	11,961.2	12,445.4	12,943.8	13,123.2	13,218.1
Taxes on products, net of subsidies	300.8	316.5	328.8	342.3	347.8	350.3

GDP	Ps. 11,680.7	Ps. 12,277.7	Ps. 12,774.2	Ps. 13,286.2	Ps. 13,470.9	Ps. 13,568.4

Note: Numbers may not total due to rounding.

(1)	Preliminary figures. GDP figures for the first nine months of 2014 have been annualized.
(2)	Based on GDP calculated in constant 2008 pesos.
(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI).

Real GDP Growth by Sector

(% change against prior years)(1)

	2009	2010	2011(2)	2012(2)	2013(2)	First nine months of 2014(2)(3)
GDP (constant 2008 prices)	(4.7)%	5.1%	4.0%	4.0%	1.4%	1.9%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock	(2.5)	0.8	(2.3)	7.4	0.9	3.9
Secondary Activities:
Mining	(4.0)	0.9	(0.4)	0.9	(0.1)	(1.1)
Utilities	1.3	4.5	6.9	2.1	0.5	1.8
Construction	(6.1)	0.8	4.1	2.5	(4.8)	0.4
Manufacturing	(8.4)	8.5	4.6	4.0	1.1	3.4
Tertiary activities:
Wholesale and retail trade	(12.5)	11.9	9.7	4.8	2.3	2.6
Transportation and warehousing	(7.2)	7.7	4.0	4.1	2.6	1.7
Information	8.5	1.0	4.4	16.3	5.0	2.2
Finance and insurance	3.4	21.0	7.1	7.7	9.8	1.3
Real estate, rental and leasing	1.1	2.8	2.9	2.5	1.0	2.2
Professional, scientific and technical services	(5.0)	(0.1)	5.1	1.1	1.2	0.1
Management of companies and enterprises	(8.2)	5.3	3.5	8.6	(1.8)	3.6
Administrative support, waste management and remediation services	(7.0)	0.7	6.0	4.4	4.3	0.5
Education services	0.2	0.2	1.6	2.2	0.8	1.7
Health care and social assistance	2.0	(0.1)	2.1	2.1	2.5	0.7
Arts, entertainment and recreation	(4.1)	4.1	(0.7)	2.9	3.4	(0.4)
Accommodation and food services	(9.6)	1.9	1.5	5.4	1.8	2.6
Other services (except public administration)	(0.6)	1.0	1.9	3.3	1.8	1.3
Public administration	2.0	2.4	(1.4)	3.7	(0.1)	3.0

Note:	Numbers may not total due to rounding.
(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures. GDP figures for the first nine months of 2014 have been annualized. Further, nominal GDP figures for 2013 reflect the latest INEGI release.
(3)	First nine months of 2014 results are as compared to the same period of 2013.
Source:	INEGI.

According to preliminary figures, Mexico’s GDP increased by 1.4% in real terms during 2013, as compared to 2012.

According to preliminary figures, during the first nine months of 2014, Mexico’s GDP increased by 1.9% in real terms during the first nine months of 2014, as compared to the same period of 2013. This increase was primarily due to growths in the manufacturing, primary activities (agriculture, forestry, fishing, hunting and livestock), and the management of companies and enterprises sectors.

According to preliminary figures, Mexico’s nominal GDP for the first nine months of 2014 was Ps. 16,794.7 billion, a 5.6% nominal increase from the level of Ps. 15,903.2 billion for the same period of 2013. As with all quarterly GDP figures released by INEGI, this nominal GDP figure has been annualized by multiplying the GDP results for the latest available quarterly figures by four, and it is calculated as such because it provides the closest approximation for year-end GDP performance until year-end GDP figures are released.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index) for the eleven months ended November 30, 2014 was 3.6%, 19 percentage points higher than during the same period of 2013. This was primarily caused by an increase in the production of food, beverage and tobacco products and other services.

Interest Rates

During 2014, interest rates on 28-day Cetes (Mexico’s Federal Treasury certificates) averaged 3.0%, as compared to 3.8% during 2013. Interest rates on 91-day Cetes averaged 3.1%, as compared to 3.8% during 2013.

On January 8, 2015, the 28-day Cetes rate was 2.4% and the 91-day Cetes rate was 2.9%.

Employment and Labor

According to preliminary figures, Mexico’s unemployment rate was 4.5% as of November 30, 2014, a four percentage point increase from the rate during the same period of 2013.

Principal Sectors of the Economy

Manufacturing

The following table sets forth the change in industrial manufacturing output by sector for the periods indicated.

Industrial Manufacturing Output Differential by Sector

(% change against prior years)(1)

	2010	2011(2)	2012(2)	2013(2)	First nine months of 2014(2)(3)
Food	1.7%	2.2%	2.6%	0.2%	1.0%
Beverage and tobacco products	0.6	4.6	2.6	0.6	4.5
Textile mills	10.9	(4.4)	3.1	(3.2)	(3.9)
Textile product mills	2.5	(2.9)	(0.1)	3.7	1.8
Apparel	4.6	0.2	(0.5)	3.3	(2.1)
Leather and allied products	7.7	(0.7)	3.5	1.0	(1.6)
Wood products	5.5	5.1	13.0	(2.8)	(0.2)
Paper	3.7	(0.8)	4.8	2.2	2.7
Printing and related support activities	10.0	4.2	(4.1)	(7.0)	(4.5)
Petroleum and coal products	(7.2)	(3.6)	1.1	3.2	(3.2)
Chemicals	(0.4)	(0.1)	(0.3)	2.4	(0.9)
Plastics and rubber products	13.5	6.7	9.0	(1.2)	4.8
Nonmetallic mineral products	4.7	3.7	2.3	(2.9)	1.1
Primary metals	12.4	4.3	2.2	(0.2)	10.3
Fabricated metal products	8.8	7.0	3.9	(5.4)	6.1
Machinery	47.2	13.3	5.3	1.6	(2.0)
Computers and electronic products	3.7	6.7	0.5	4.2	3.7
Electrical equipment, appliances and components	10.1	(1.1)	1.8	(3.7)	4.6
Transportation equipment	42.2	16.6	14.1	5.4	10.9
Furniture and related products	7.1	1.2	2.8	(6.0)	(5.1)
Miscellaneous	1.9	5.1	0.4	1.3	7.2

Total expansion/contraction	8.5	4.6	4.0	1.1	3.4

(1)	Percent change reflects differential in constant 2008 pesos.
(2)	Preliminary figures.
(3)	First nine months of 2014 results as compared to the corresponding period of 2013.
Source:	INEGI.

According to preliminary figures, the manufacturing sector expanded by 1.1% in real terms during 2013 as compared to 2012. In total, nine manufacturing sectors contracted and twelve sectors expanded in 2013, each as compared to 2012.

According to preliminary figures, the manufacturing sector expanded by 3.4% in real terms during the first nine months of 2014 as compared to the same period in 2013. This expansion was primarily due to an increase in the manufacturing of primary metals and transportation equipment. In total, nine manufacturing sectors contracted during the first nine months of 2014, while 12 sectors grew in the first nine months of 2014, each as compared to the same period in 2013.

Financial System

Central Bank and Monetary Policy

The M1 money supply of Mexico consists of bills and coins held by the public, plus: (i) checking accounts denominated in local currency and foreign currency; (ii) interest-bearing deposits denominated in pesos and operated by debit cards; and (iii) savings and loan deposits. At October 31, 2014, Mexico’s M1 money supply was 13.4% greater in real terms than the level at October 31, 2013. The amount of bills and coins held by the public was 13.1% greater in real terms than at October 31, 2013. In addition, the aggregate amount of checking account deposits denominated in pesos was 12.5% greater in real terms than on the same date in 2013.

At October 31, 2014, financial savings — defined as the difference between the monetary aggregate M4 and bills and coins held by the public — were 6.5% greater in real terms than financial savings at October 31, 2013. Savings generated by Mexican residents increased by 4.8% and savings generated by non-residents increased by 13.9%, both in real terms, as compared to the same period of 2013.

At January 7, 2015, the monetary base totaled Ps. 1,037.4 billion, a 13.0% nominal increase from the level of Ps. 917.9 billion at December 31, 2013, due to an increase in foreign reserve assets and bills, and bills and coins.

The Securities Markets

The Bolsa Mexicana de Valores (Mexican Stock Exchange) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the 35 most actively traded shares.

At January 8, 2015, the IPC stood at 42,402.3 points, representing a 1.7% decrease from the level at December 31, 2014.

Banking Supervision and Support

At December 31, 2013, the total amount of past-due commercial bank loans (excluding banks under Mexican Government intervention and those in special situations) was Ps. 91.2 billion, as compared to Ps. 61.4 billion at December 31, 2012. The total loan portfolio of the banking system was 5.6% greater in real terms at December 31, 2013 than the total loan portfolio at December 31, 2012. Moreover, the past-due loan ratio of commercial banks was 3.1% at December 31, 2013, as compared to a ratio of 2.3% at December 31, 2012. This increase was due to the deteriorating quality of personal loans and loans granted to homebuilders. The amount of commercial bank loan loss reserves (excluding banks under Mexican Government intervention and those in special situations) totaled Ps. 127.4 billion at December 31, 2013, as compared to Ps. 109.7 billion at December 31, 2012. As a result, commercial banks had reserves covering 139.8% of their past-due loans at December 31, 2013, well exceeding the minimum reserve level of 10.5%.

At October 31, 2014, the total loan portfolio of the banking system was 0.5% greater in real terms than the total loan portfolio at December 31, 2013. According to preliminary figures, at October 31, 2014, the total amount of past-due commercial bank loans (excluding those banks undergoing Mexican Government intervention and those in special situations) was Ps. 95.3 billion, as compared to Ps. 91.2 billion at December 31, 2013. Moreover, the past-due loan ratio of commercial banks was 3.1%, the same as at December 31, 2013. The amount of loan loss reserves held by commercial banks at October 31, 2014 totaled Ps. 122.2 billion, as compared to Ps. 127.4 billion at December 31, 2013. As a result, commercial banks had reserves covering 128.3% of their past-due loans, well exceeding the minimum reserve level of 10.5%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first eleven months of 2014, Mexico registered a trade deficit of U.S. $2.4 billion, as compared to a trade deficit of U.S. $2.8 billion for the same period of 2013. This was caused mainly by an increase in non-petroleum exports and exports of manufactured goods in the first eleven months of the year. In particular, exports increased as follows, each as compared to the first eleven months of 2013:

•	petroleum exports increased by 6.7%;

•	non-petroleum exports increased by 26.8%;

•	exports of manufactured goods increased by 26.5%, to U.S. $365.1 billion, as compared to U.S. $288.5 billion during the first eleven months of 2013; and

•	merchandise exports increased by 24.2%, to U.S. $432.2 billion, as compared to U.S. $348.0 billion during the first eleven months of 2013.

According to preliminary figures, during the first eleven months of 2014, total imports increased by 23.9%, to U.S. $434.6 billion, as compared to U.S. $350.8 billion for the same period of 2013. In particular, imports increased as follows, each as compared to the first eleven months of 2013:

•	imports of intermediate goods increased by 25.5%;

•	imports of capital goods increased by 19.9%; and

•	imports of consumer goods increased by 18.4%.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated below.

Exports and Imports

	2009		2010		2011		2012		2013		First eleven months of 2014(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	30,831	U.S.$	41,693	U.S.$	56,443	U.S.$	52,956	U.S.$	49,493	U.S.$	48,133
Crude oil		25,614		35,919		49,381		46,852		42,723		40,947
Other		5,217		5,775		7,063		6,103		6,770		7,186
Non-oil products		198,872		256,780		292,990		317,814		330,534		384,054
Agricultural		7,726		8,610		10,310		10,914		11,246		13,412
Mining		1,448		2,424		4,064		4,907		4,714		5,562
Manufactured goods(2)		189,698		245,745		278,617		301,993		314,573		365,079

Total merchandise exports		229,704		298,473		349,433		370,770		380,027		432,187
Merchandise imports (f.o.b.)
Consumer goods		32,828		41,423		51,790		54,272		57,329		62,464
Intermediate goods(2)		170,912		229,812		264,020		277,911		284,823		329,670
Capital goods		30,645		30,247		35,032		38,568		39,057		42,485

Total merchandise imports		234,385		301,482		350,843		370,752		381,210		434,619

Trade balance	U.S.$	(4,681)	U.S.$	(3,009)	U.S.$	(1,410)	U.S.$	18	U.S.$	(1,184)	U.S.$	(2,432)

Average price of Mexican oil mix(3)	U.S.$	57.40	U.S.$	72.46	U.S.$	101.13	U.S.$	101.96	U.S.$	98.46	U.S.$	89.85

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures.
(2)	Includes the maquiladora (or the in-bond industry).
(3)	In U.S. dollars per barrel.
Source:	Banco de México / PEMEX.

Balance of International Payments

According to preliminary figures, during the first nine months of 2014, Mexico’s current account registered a deficit of 1.5% of GDP, or U.S. $19.3 billion, as compared to a deficit of U.S. $20.4 billion for the same period of 2013, which was primarily due to an increase in merchandise imports. The capital account registered a surplus of U.S. $40.1 billion during the first nine months of 2014, as compared to a surplus of U.S. $40.9 billion during the same period of 2013. Foreign investment in Mexico totaled U.S. $35.3 billion during the first nine months of 2014 and was composed of direct foreign investment inflows totaling U.S. $15.3 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $19.9 billion.

At December 31, 2014, Banco de México’s international reserves totaled U.S. $192.6 billion, an increase of U.S. $16.1 billion as compared to international reserves at December 31, 2013. At December 31, 2014, Banco de México’s net international assets totaled U.S. $195.1 billion, an increase of U.S. $14.8 billion from the amount at December 31, 2013.

The following table sets forth Mexico’s balance of payments for the periods indicated:

Balance of Payments

	2009		2010		2011		2012		2013		First nine months of 2013		First nine months of 2014(1)
	(in millions of dollars)
I. Current account(2)	U.S.$	(7,724)	U.S.$	(3,230)	U.S.$	(11,836)	U.S.$	(15,263)	U.S.$	(26,284)	U.S.$	(20,383)	U.S.$	(19,345)
Credits		273,250		346,529		399,248		423,510		432,753		321,170		334,481
Merchandise exports (f.o.b.)		229,704		298,473		349,375		370,770		380,027		281,198		294,006
Non-factor services		15,096		15,621		16,153		16,817		20,829		15,769		16,012
Tourism		11,513		11,992		11,869		12,739		13,949		10,258		12,038
Others		3,583		3,629		4,284		4,078		6,880		5,512		3,974
Factor Services		6,797		10,812		10,569		13,154		9,659		7,543		6,595
Interest		4,253		3,388		3,475		2,671		2,391		1,867		1,701
Others		2,544		7,424		7,094		10,483		7,269		5,676		4,893
Transfers		21,653		21,623		23,152		22,768		22,238		16,660		17,869
Debits		280,974		349,759		411,084		438,772		459,038		341,553		353,826
Merchandise imports (f.o.b.)		234,385		301,482		350,843		370,752		381,210		284,188		295,768
Non-factor services		25,139		25,565		30,289		30,835		32,335		23,970		26,041
Insurance and freight		7,510		8,723		10,225		9,726		9,755		7,299		8,637
Tourism		7,207		7,255		7,832		8,449		9,122		6,437		6,915
Others		10,422		9,587		12,232		12,661		13,457		10,234		10,489
Factor services		21,389		22,626		29,774		36,976		45,364		33,293		31,919
Interest		12,886		14,161		17,688		20,296		23,276		16,005		17,686
Others		8,503		8,465		12,086		16,680		22,089		17,289		14,233
Transfers		60		86		178		209		128		101		98
II. Capital account		16,181		45,598		50,985		54,645		60,818		40,900		40,109
Liabilities		34,272		91,492		61,714		88,684		103,531		72,607		60,473
Loans and deposits		10,033		45,428		13,075		14,357		43,329		26,764		25,219
Development banks		794		648		(283)		398		426		(279)		188
Commercial banks		(3,918)		29,323		(953)		(3,206)		15,112		10,629		4,487
U.S. Federal Reserve swap facility		7,229		(3,221)		—		—		—		—		—
Non-financial public sector		9,638		13,021		5,910		8,397		8,204		4,136		13,186
Non-financial private sector		(3,711)		5,657		8,401		8,769		19,587		12,278		7,358
PIDIREGAS(3)		—		—		—		—		—		—		—
Foreign investment		24,239		46,063		48,639		74,326		60,202		45,844		35,254
Direct		16,605		22,563		23,553		17,810		39,172		32,970		15,310
Portfolio		7,634		23,500		25,086		56,517		21,030		12,874		19,944
Equity securities		4,155		373		(6,566)		9,877		(943)		(1,243)		5,888
Debt securities		3,479		23,127		31,651		46,640		21,973		14,117		14,056
Assets		(18,091)		(45,893)		(10,728)		(34,039)		(42,713)		(31,707)		(20,364)
III. Errors and omissions		(3,123)		(19,689)		(10,712)		(18,660)		(16,889)		(8,064)		(6,344)
IV. Change in net international reserves(4)		5,397		22,759		28,879		21,040		13,006		8,578		14,062

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.
(3)	As of January 1, 2009, external financing of long-term infrastructure projects (PIDIREGAS), are recorded as non-financial public sector indebtedness.
(4)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver, as well as adjustments in their value, are not reflected in items I, II and III.

Source: Banco de México.

Exchange Controls and Foreign Exchange Rates

On December 31, 2014, the peso/dollar exchange rate closed at Ps. 14.7180 = U.S. $1.00, a 12.6% depreciation in dollar terms as compared to the rate on December 31, 2013.

The peso/U.S. dollar exchange rate announced by Banco de México on January 8, 2015 (which took effect on the second business day thereafter) was Ps. 14.8479 = U.S. $1.00.

Public Finance

Fiscal Policy

The Programa Nacional de Financiamiento del Desarrollo 2013-2018 (National Program to Finance Development 2013-2018, or PRONAFIDE), which was announced on December 16, 2013, establishes the Mexican Government’s fiscal policy goals. These goals include securing sufficient fiscal resources to strengthen social infrastructure and productivity. To this end, PRONAFIDE has outlined the following specific objectives:

1.	promote economic development and macroeconomic stability;

2.	improve the financial system to generate additional resources and to transform it into a simpler and more progressive system;

3.	increase spending efficiency to promote growth, development and productivity, while still maintaining accountability;

4.	encourage the notion of “fiscal federalism,” so that states and municipalities can also reach and maintain balanced public financing;

5.	foster inclusion, education, competition and transparency in the financial, insurance and pension systems, thereby increasing their access and coverage while retaining their effectiveness and reliability; and

6.	extend credit to development banks that facilitate access to financial services in strategic sectors of the economy and that place particular emphasis on the private sector.

Revenues and Expenditures

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 437.1 billion (including physical investment expenditures by PEMEX) during the first ten months of 2014, or 3.4% of GDP. This deficit was Ps. 374.2 billion during the same period of 2013. The public sector balance registered a deficit of Ps. 132.9 billion (excluding physical investment expenditures by PEMEX), during the first ten months of 2014, as compared to a Ps. 126.6 billion deficit registered for the same period of 2013.

In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a deficit of Ps. 216.4 billion during the first ten months of 2014, 768.9% higher in nominal terms than for the first ten months of 2013. This decrease was primarily due to lower oil-related revenues, resulting in a higher corresponding increase in expenditures and a lower corresponding increase in revenues as compared to 2013.

According to preliminary figures, during the first ten months of 2014, public sector budgetary revenues amounted to Ps. 3,182 billion in nominal pesos, 2.5% greater in real terms as compared to the same period of 2013. During the first ten months of 2014, revenues have increased or decreased as follows, each in real terms and as compared to the same period of 2013:

•	crude oil revenues decreased by 1.8%;

•	non-oil tax revenues increased by 4.7%; and

•	non-tax PEMEX revenues (as a percentage of total public sector budgetary revenues) decreased by 0.8 percentage points, to 10.5%, as compared to approximately 11.3% in the same period of 2013.

According to preliminary figures, during the first ten months of 2014, net public sector budgetary expenditures increased by 8.4% in real terms as compared to the first ten months of 2013. Net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) increased by 8.0% in real terms as compared to the first ten months of 2013. During the first ten months of 2014, the financial cost of public sector debt increased by 3.9% in real terms as compared to the same period of 2013.

As of October 31, 2014:

•	the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 12.5 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 4.6 billion;

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) did not have any remaining funds.

On December 11, 2013, a fiscal reform decree amending and supplementing certain tax laws was published in the Diario Oficial de la Federación (Official Gazette of the Federation). This decree amends the Ley del Impuesto al Valor Agregado (Value Added Tax Law), the Ley del Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services Law) and the Ley del Impuestos sobre la Renta (the Income Tax Law, or the ISR Law), and eliminates the Ley del Impuesto Empresarial a Tasa Única (the Corporate Tax Law) and the Ley del Impuesto a los Depósitos en Efectivo (Cash Deposit Tax Law). This decree, which became effective on January 1, 2014, includes, among others, the following features:

•	the prior 11% value added tax (VAT) rate that applied to transactions conducted along the border was raised to 16%, thereby matching the general VAT rate applicable throughout Mexico;

•	a green tax on the sale of fossil fuels was introduced, amounting to, in certain instances, Ps. 39.80 per ton of carbon-dioxide produced;

•	an excise tax of 8% now applies to items designated as “junk food,” as well as a fee of one peso per liter for the sale and import of sugary drinks; and

•	certain products and services that were previously VAT exempt, such as chewing gum, pets, pet food and certain public passenger transportation services, will now be subject to the VAT at the general rate of 16%.

In addition, as part of this fiscal reform, a new ISR Law was approved which includes, among others, the following features:

•	a 30% tax rate applies to individuals with annual incomes up to Ps. 750,000;

•	a 32% tax rate applies to individuals with annual incomes between Ps. 750,000 and Ps. 1.0 million;

•	a 34% tax rate applies to individuals with annual incomes between Ps. 1.0 million and Ps. 3.0 million;

•	a 35% tax rate applies to individuals with annual incomes of more than Ps. 3.0 million;

•	the régimen de pequeños contribuyentes (small taxpayers regime) was eliminated and the régimen de consolidación fiscal (tax consolidation regime) is to be eliminated as well; and

•	a new incorporation regime for affiliated taxpayers was introduced, applicable only to those individuals who have engaged in business activities involving the sale of goods or the rendering of services that do not require a professional degree or whose annual income does not exceed Ps. 2.0 million.

2015 Budget

On September 9, 2014, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2015 ( Federal Revenue Law for 2015, or the 2015 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2015 (Federal Expenditure Budget for 2015, or the 2015 Expenditure Budget) to the Congreso de la Unión (Congress) for its approval. The 2015 Revenue Law and the 2015 Expenditure Budget were approved on October 30, 2014 and November 13, 2014, and were published in the Official Gazette of the Federation on November 13, 2014 and December 3, 2014, respectively. We refer to these two bills together as Mexico’s 2015 budget (the 2015 Budget).

The 2015 Budget allows ministries and budget-controlled agencies to request additional expenditures to the extent that oil revenues earned by PEMEX exceed the projected oil revenues set forth in the 2015 Budget. In addition, the 2015 Budget provides that the executive branch, acting through the Ministry of Finance and Public Credit, is authorized to approve, if certain conditions are met, additional expenditures requested by certain ministries or budget-controlled agencies in the event that these entities realize revenues greater than those projected in the 2015 Budget.

The 2015 Budget, as adopted by Congress, provides for a public sector budget deficit excluding physical investments by PEMEX of (1.0)% of GDP. Including PEMEX’s physical investment program, the 2015 Budget provides for a public sector budget deficit of (3.5)% of GDP. The 2015 Budget contemplates public sector budgetary revenues totaling Ps. 4,003.6 billion, a 1.4% increase in real terms as compared to public sector budgetary revenues estimated for Mexico’s 2014 budget (the 2014 Budget). This is based on an assumed weighted average Mexican crude oil export price of U.S. $82.00 per barrel and an estimated volume of oil exports of 2,400,000 barrels per day. Oil revenues are estimated at Ps. 1,198.7 billion in nominal pesos, a 7.1% decrease in real terms as compared to the estimated amount for the 2014 Budget. In addition, approved non-oil revenues are Ps. 2,804.9 billion, a 5.6% increase as compared to the estimated amount for the 2014 Budget. Finally, projected non-oil tax revenue also increased by 7.0% in real terms as compared to the amount approved for the 2014 Budget.

Mexico’s 2015 Budget provides for a total of Ps. 4,154.1 billion in expenditures (excluding estimated physical investment expenditures by PEMEX totaling Ps. 540.6 billion), a 1.2% increase in real terms as compared to the amount approved in the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2014 (Federal Expenditure Budget for 2014).

The 2015 Budget authorizes the Mexican Government to incur net domestic debt in the amount of Ps. 595 billion in nominal pesos, or 26% of GDP. The 2015 Budget also authorizes the Mexican Government to incur an additional U.S. $6 billion in external indebtedness, which includes financing from international financial organizations.

The table below sets forth the budgetary results for 2013, as well as the first nine months of 2014. It also sets forth the assumptions and targets underlying Mexico’s 2014 Budget and 2015 Budget.

2013 and First Nine Months of 2014 Results; 2014 Budget and 2015 Budget Assumptions and Targets

	2013 Results(1)		2014 Budget(2)		First nine months of 2014 Results(1)		2015 Budget(5)
Real GDP growth (%)		1.4%		3.9%		1.9%		3.7%
Increase in the national consumer price index (%)		4.0%		3.0%		2.2%		3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	U.S.	$ 98.46	U.S.$	85.00 (3)	U.S.$	93.60	U.S.$	82.00
Current account deficit as % of GDP		(2.2)%		n.a.		(1.9)%		n.a.
Average exchange rate (Ps./$1.00)		12.8		12.9		13.1		13.0
Average rate on 28-day Cetes (%)		3.8%		4.0%		3.1%		3.5%
Public sector balance as % of GDP(4)		(2.3)%		(3.5)%		(2.5)%		(3.5)%
Primary balance as % of GDP(4)		(0.4)%		n.a.		(1.2)%		n.a.

n.a.	= Not available.
(1)	Preliminary figures.
(2)	2014 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2014 and in the Programa Económico 2014 (Economic Program for 2014). These figures do not reflect actual results for the year or updated estimates of Mexico’s 2014 economic results.
(3)	The Mexican Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2014 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2014 Budget.
(4)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in Mexico’s Form 18-K for the year ended December 31, 2013, as filed with the SEC on November 5, 2014 (which we refer to as the 2013 Form 18-K).
(5)	2015 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2015 (General Economic Policy Guidelines for 2015) and in the Programa Económico 2015 (Economic Program for 2015), as modified by the 2015 Budget adopted by the Mexican Congress.
Source:	Ministry of Finance and Public Credit.

Public Debt

Internal Public Debt

According to preliminary figures, at September 30, 2014, the Mexican Government’s net internal debt totaled Ps. 4,189.1 billion, a 7.6% increase in nominal terms as compared to Ps. 3,893.9 billion outstanding at December 31, 2013. This debt figure includes the Ps. 159.1 billion liability associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2013 Form 18-K. The net internal debt of the public sector, on the other hand, totaled Ps. 4,509.9 billion according to preliminary figures, a 6.6% increase in nominal terms as compared to the Ps. 4,230.9 billion outstanding at December 31, 2013.

According to preliminary figures, at September 30, 2014, the Mexican Government’s gross internal debt totaled Ps. 4,570.9 billion, a 12.5% increase in nominal terms as compared to Ps. 4,063.2 billion outstanding at December 31, 2013. Of the total gross internal debt at September 30, 2014, Ps. 503.7 billion represented short-term debt, as compared to Ps. 480.6 billion at the end of 2013, and Ps. 4,067.2 billion represented long-term debt, as compared to Ps. 3,582.6 billion at the end of 2013. The gross internal debt of the public sector, on the other hand, totaled Ps. 4,993.8 billion at September 30, 2014 according to preliminary figures, a 13.3% increase in nominal terms as compared to Ps. 4,408.9 billion outstanding at December 31, 2013.

According to preliminary figures, at September 30, 2014, the Mexican Government’s financing costs on its internal debt totaled Ps. 127.1 billion, or 0.8% of GDP, representing a 6.6% nominal increase as compared to its financing costs of Ps. 119.2 billion, or 0.7% of GDP, during the same period of 2013.

As of September 30, 2014, the average maturity of the Mexican Government’s internal debt decreased to 7.8 years.

The following table summarizes the net internal debt of the Mexican Government at each of the dates indicated.

Net Internal Debt of the Mexican Government(1)

	At December 31,
	2009		2010		2011		2012		2013		At September 30, 2014(2)
					(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 2,379.3	88.0%	Ps. 2,553.9	88.4%	Ps. 2,882.8	90.2%	Ps. 3,257.8	91.1%	Ps. 3,734.1	91.9%	Ps. 4,249.7	93.0%
Cetes	498.8	18.5	394.0	13.6	456.6	14.3	531.3	14.9	635.6	15.6	675.7	14.8
Floating Rate Bonds	243.5	9.0	183.1	6.3	202.5	6.3	200.4	5.6	216.6	5.3	222.9	4.9
Inflation-Linked Bonds	430.6	15.9	530.1	18.4	642.1	20.1	747.2	20.9	888.7	21.9	1,066.2	23.3
Fixed Rate Bonds	1,206.5	44.6	1,446.8	50.1	1,581.6	49.5	1,777.9	49.7	1,989.6	49.0	2,280.2	49.9
STRIPS of Udibonos	—	—	—	—	—	—	1.0	0.0	3.6	0.1	4.8	0.1
Other(3)	323.4	12.0	334.4	11.6	314.9	9.8	317.6	8.9	329.1	8.1	321.1	7.0

Total Gross Debt	Ps. 2,702.8	100.0%	Ps. 2,888.3	100.0%	Ps. 3,197.7	100.0%	Ps. 3,575.3	100.0%	Ps. 4,063.2	100.0%	Ps. 4,570.9	100.0%

Net Debt
Financial Assets(4)	(231.4)		(79.4)		(85.6)		(74.2)		(169.3)		(381.8)

Total Net Debt	Ps. 2,471.3		Ps. 2,808.9		Ps. 3,112.1		Ps. 3,501.1		Ps. 3,893.9		Ps. 4,189.1

Gross Internal Debt/GDP		21.2%		20.6%		20.5%		22.1%		24.2%		26.8%
Net Internal Debt/GDP		19.3%		20.1%		19.9%		21.6%		23.2%		24.6%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria (none of which are outstanding since December 31, 2011). This is because this does not increase the Mexican Government’s overall level of internal debt. Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Mexican Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 193.9 billion for 2009, Ps. 193.0 billion for 2010, Ps. 171.9 billion for 2011, Ps. 169.0 billion for 2012, Ps. 165.5 billion for 2013 and Ps. 159.1 billion at September 30, 2014 in liabilities associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2013 Form 18-K.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

According to preliminary figures, at September 30, 2014, outstanding gross public sector external debt totaled U.S. $146.4 billion, an approximate U.S. $12.0 billion increase from the U.S. $134.4 billion outstanding at the end of 2013. Of this amount, U.S. $142.4 billion represented long-term debt and U.S. $4.0 billion represented short-term debt. Overall, total public debt (gross external debt plus net internal public sector debt) represented approximately 37.7% of nominal GDP, an increase of 1.9 percentage points from the end of 2013.

The following tables set forth a summary of Mexico’s external public debt, including a breakdown of such debt by currency, net external public sector debt, the Mexican Government’s gross external debt, the Mexican Government’s net external debt and the Mexican Government’s net debt.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Mexican Government	Long-Term Debt of Budget- Controlled Agencies	Other Long- Term Public Debt(2)	Total Long- Term Debt	Total Short- Term Debt	Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2009	47,350	41,048	6,202	94,600	1,754	96,354
2010	56,168	45,536	6,385	108,089	2,339	110,428
2011	60,590	47,436	5,625	113,651	2,769	116,420
2012	66,912	50,063	5,626	122,601	3,125	125,726
2013	71,817	53,358	5,734	130,909	3,527	134,436
September 30, 2014(3)	76,645	60,331	5,456	142,432	4,014	146,446

By Currency(4)

	At December 31,
	2009			2010			2011			2012			2013(3)			At September 30, 2014(3)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	U.S.$	77,919	80.9%	U.S.$	90,882	82.3%	U.S.$	97,048	83.4%	U.S.$	105,836	84.2%	U.S.$	111,647	83.1%	U.S.$	119,088	81.3%
Japanese yen		4,541	4.7		6,864	6.2		6,793	5.8		6,847	5.4		5,519	4.1		5,553	3.8
Pounds sterling		1,981	2.1		1,920	1.7		1,906	1.6		1,993	1.6		1,369	1.0		2,961	2.0
Swiss francs		716	0.7		953	0.9		910	0.8		961	0.8		969	0.7		921	0.6
Others		11,197	11.6		9,809	8.9		9,763	8.4		10,089	8.0		14,932	11.1		17,924	12.2

Total	U.S.$	96,354	100.0%	U.S.$	110,428	100.0%	U.S.$	116,420	100.0%	U.S.$	125,726	100.0%	U.S.$	134,436	100.0%	U.S.$	146,446	100.0%

Note:	Numbers may not total due to rounding.
(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which were outstanding as of July 31, 2014) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Mexican Government.
(3)	Preliminary figures.
(4)	Adjusted to reflect the effect of currency swaps.
Source:	Ministry of Finance and Public Credit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: January 14, 2015

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that it obtains successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico, including developments relating to the implementation of the laws that implement the new legal framework contemplated by the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Political Constitution of the United Mexican States relating to energy matters);

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.